Room 4561

June 13, 2006

Mr. Neal L. Patterson
Chief Executive Officer
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

      Re: **Cerner Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 16, 2006
              Form 8-K Filed on February 2, 2006
              Form 8-K Filed on April 30, 2006
              File No. 000-15386

Dear Mr. Patterson:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Critical Accounting Policies

Software Development Costs, page 28

1.   Tell us how you considered the guidance in SEC Release 33-8350, Section V,
        when preparing your critical accounting policy disclosure, which requires that
        such disclosure supplement, not duplicate, the description of accounting polices
        that are already disclosed in the notes to the financial statements. In this respect,
        consider expanding your policy to disclose the accounting estimates or
        assumptions involved in this critical accounting policy. For example, consider
        addressing in your disclosure all such estimates or assumptions involved in your
        evaluation of the software development costs at each balance sheet date (i.e.
        comparing unamortized costs to net realizable value) such as;. how you arrived at
        the net realizable value (NRV), how accurate the estimate of NRV has been in the
        past, how much the estimate of NRV has changed in the past, whether the
        estimate of NRV is reasonably likely to change in the future, when technological
        feasibility has been established and the basis for a five year amortization period.

2.   You have capitalized a significant portion of your software development costs in
        fiscal years 2003 through 2005 which appear to be related to new product releases
        and enhancements as disclosed in the business section of your filing. Clarify how
        you determine when technological feasibility has been established. Please
        provide an analysis of each new product release or enhancement capitalized in
        fiscal year 2003, 2004 and 2005 which provides the total amount capitalized, the
        date technological feasibility was established and the date the product or
        enhancement was available for general release to customers.

Item 9A. Controls and Procedures, page 30

3.   We note your disclosure that your CEO and CFO "have concluded that, as of the
        Evaluation Date, these disclosure controls and procedures were effective to ensure
        that material information relating to the Company and its consolidated
        subsidiaries would be made known to them by others within those entities and
        would be disclosed on a timely basis.: Confirm, if true, that your officers
        concluded that the Company's disclosure controls and procedures are designed,
        and are effective, to give reasonable assurance that the information required to be
        disclosed by the Company in reports that it files under the Exchange Act is
        recorded, processed, summarized and reported within the time periods specified in
        the rules and forms of the SEC. Also confirm, if true, that your officers
        concluded that your disclosure controls and procedures are also effective to
        ensure that information required to be disclosed in the reports that you file or
        submit under the Exchange Act is accumulated and communicated to your

management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Tell us how you considered including this information under Item 9A. We refer you to Exchange Act Rule 13a-15(e).

4.   We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please confirm, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Tell us how you considered including this information under Item 9A. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Note 1. Summary of Significant Accounting Policies

(c) Revenue Recognition, page 44

5.   We note that you apply the guidance in SOP 97-2 (as amended) as well as SAB 101/104 and EITF 00-21 to your revenue arrangements. We further note that your sales transactions include various combinations of software, services and hardware. Describe the transactions or product / service offerings to which you apply SOP 97-2 vs. SAB 101/104 and EITF 00-21. Specifically describe how you apply the guidance in EITF 00-21 for your arrangements that may include non-SOP 97-2 elements (e.g., computer equipment). Refer to paragraph 4 of EITF 00-21.

6.   We note your disclosure that implementation and consulting services include database consulting, system configuration, project management, testing assistance, network consulting, post conversion review and application management services. We further note your statement that "implementation and consulting services generally are not considered essential to the functionality of the software, and thus does not impact the timing of the software license recognition, unless software license fees are tied to implementation milestones. In those instances, the portion of the software license fee tied to implementation milestones is deferred until the related milestone is accomplished and related fees become billable and non-forfeitable." Please address the following:

    a.   Tell us what authoritative accounting literature is applied to revenue recognition for these services. In this regard, it appears that you have concluded that these services fall outside of the scope of SOP 97-2. Please advise.

b. Tell us how these types of services are accounted for when sold as part of multiple-element arrangements subject to contract accounting. Clarify whether percentage-of-completion is applied to these services, or whether they are accounted for separately.

c. Tell us how you considered the guidance in paragraphs 89 – 91 of SOP 97-2 when concluding that software license fees should be deferred when tied to implementation milestones.

7. We note your disclosure that managed services are marketed under long-term arrangements (generally 5-10 years). We further note your statement that "because vendor-specific objective evidence for hosting and managed services is established through renewal rates in the arrangements, the Company uses the residual method to recognize revenue for the software element. Describe in detail the renewal rates and terms. Specifically, tell us whether customers are offered renewals for periods that are commensurate with the original contract. We refer you to AICPA Technical Practice Aid 5100.52.

8. We note your statement that you have periodically provided long-term financing options and provided extended payment terms to your customers. Tell us how these terms impact the timing of revenue recognition. Also tell us how you considered including this information in your accounting policy disclosure.

9. We note that certain of your receivables have been assigned on a non-recourse basis to third party financing institutions and have been accounted for as 'true sales' as defined by SFAS 140. Tell us whether any servicing assets or liabilities have been recognized in connection with this transaction and where they are classified on your balance sheet. Also tell us how you considered the disclosure requirements of paragraph 17 of SFAS 140. Also tell us how you considered the guidance in paragraph 9 of SFAS 140 in determining that sale treatment is appropriate.

Note 2. Business Acquisitions and Divestiture, page 51

10. Tell us how you considered the guidance in paragraph 51(e) of SFAS 141, which requires that you disclose a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date. In this regard, provide us with a more detailed analysis of the purchase price allocation for the Medical Division of VitalWorks, Inc. Also tell us what consideration you gave to including this information in the notes to the consolidated financial statements.

11.   We note your statement that the impact of not recording the $4.8 million tax
        benefit in 2004 was not material to the annual consolidated financial statements.
        We further note the impact on net income for Q1'04, Fiscal 2004, Q3'05 and
        Fiscal 2005 was understated by 34% or $0.07 per share, understated by 7% or
        $0.06 per share, overstated by 18% or $0.07 per share and overstated by 6% or
        $0.06 per share, respectively. Provide us your analysis pursuant to SAB 99 to
        support your conclusion that a restatement is not necessary to annual or quarterly
        results impacted by this misstatement.

Exhibits 31.1 and 31.2

12.   Note that the language of the certifications required by Item 601(b)(31) of
        Regulation S-K must be provided exactly as stated therein. See Release No. 34-
        46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar.
        5, 2005) available on our website at www.sec.gov. Please confirm that Messrs
        Patterson and Naughton signed these certifications in their individual capacity. In
        preparing future 302 certifications, please note that the language of the
        certification may not be altered in any manner. In this regard, you should not
        include the title of the office held by the signatory in the first line of the
        certifications. This comment also applies to exhibits 31.1 and 31.2 to your Form
        10-Q for the quarter ended April 1, 2006.

Form 8-K Filed on February 2, 2006 and Form 8-K Filed on April 30, 2006

13.   We believe the non-GAAP Consolidated Statement of Earnings columnar format
        may create the unwarranted impression to investors that the non-GAAP
        Consolidated Statement of Earnings has been prepared under a comprehensive set
        of accounting rules or principles while also conveying undue prominence to a
        statement based on non-GAAP measures.   Please remove that presentation, or
        explain to us in reasonable detail why its retention is justified in light of these
        concerns. As a substitute for this presentation format, you may consider
        presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.)
        provided each one complies with Item 10 of Reg. S-K and the Division of
        Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP
        Financial Measures, Question 8.

                                    ******

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. You may wish to provide us with marked copies of the
amendment to expedite our review. Please furnish a cover letter with your amendment
that keys your responses to our comments and provides any requested information. A
detailed cover letter greatly facilitates our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman, Staff Accountant, at (202) 551-3458, Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief